July 27, 2007

VIA EDGAR

Ms. Cecilia D. Blye
Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, DC 20549-5546

RE:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 16, 2007
File No. 1-8974

Dear Ms. Blye:

             We are writing in response to your letter dated June 27, 2007 setting forth comments on the above-referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.

Staff’s Comment: We note from public media reports and your website that you may have operations associated with Iran, Sudan and Syria. Iran, Sudan and Syria are identified as state sponsors of terrorism by the State Department and subject to sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your Form 10-K does not contain disclosure of activities associated with Iran, Sudan or Syria. Please describe your current, past and anticipated contacts or operations in or with Iran, Sudan or Syria, including through affiliates and other direct and indirect arrangements. Tell us whether and explain the extent to which the governments of Iran, Sudan and Syria, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

Our Response: Honeywell International Inc. (“Honeywell” or the “Company”) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 27, 2007

products, specialty chemicals, electronic and advanced materials, and process technology for refining and petrochemicals.

Some of the Company’s wholly-owned, non-U.S. subsidiaries sell products and/or services (directly or through sales agents or distributors) to customers in Iran, Sudan and Syria, countries that are the subject of U.S. sanctions and embargo laws. These subsidiaries perform compliance reviews on proposed sales to embargoed and sanctioned countries, which take into account a number of factors, including applicable legal restrictions, the export classification of the products or services, the country of origin of the product, U.S. content (if any) of the items, and the end use/end user of the products or services. These subsidiaries also consult, as appropriate, with the Honeywell Law Department to ensure compliance with U.S. laws.

In the year ended December 31, 2006, the Company had total direct and indirect sales of approximately $18.8 million to customers in Iran, Sudan and Syria, representing 0.06% of the Company’s consolidated 2006 revenues. Sales to these countries in fiscal years 2005 and 2004 were less in both absolute amount and as a percentage of the Company’s consolidated revenues. We presently expect the amount of 2007 sales to customers in these countries to be generally consistent with 2006.

Honeywell products and services sold or provided to customers in Iran, Sudan and Syria are predominantly focused on safety and productivity. These products and services include: avionics repairs and modifications and auxiliary power unit repair and overhaul for an airline (with respect to which the U.S. Department of Commerce granted export licenses in support of safety of flight), fire and smoke detectors, fire detection and alarm systems, gas detection equipment, fail-safe controllers, adsorbents for medical oxygen, refinery and petrochemical applications, equipment used to process hydrogen for use in a refinery, process technology licenses and related engineering services, and automotive brake products.

The Company has no employees, operations, subsidiaries, joint venture interests or other investments in Iran, Sudan and/or Syria. Neither the governments of these countries nor entities controlled by those governments receive financing from the Company or any of its subsidiaries. While some end-customers may be state-owned commercial enterprises, no sales agents or distributors used by any of the Company’s non-U.S. subsidiaries are owned or controlled by the governments or government officials of these countries.

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 27, 2007

2.

Staff’s Comment: Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Our Response: For the reasons set forth below, we believe that the business activities described in the response to the foregoing comment are not material to the Company’s business and do not constitute a material investment risk to our security holders:

  the de minimis amount of sales to customers in these countries, both on an absolute basis and as a percentage of the company’s consolidated revenues;

  we have no employees, operations, facilities, entities, investments, liabilities or assets (other than receivables relating to the above-described sales) in or relating to these countries;

  the Company maintains policies and procedures, including required training of appropriate employees, to ensure compliance with laws and regulations (including U.S. sanctions and embargo laws) regarding international business activities; and

  the qualitative factors described in the response to the next comment.

3.

Staff’s Comment: Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Vermont’s Pension Investment Committee has adopted a resolution restricting investments from, companies and governments linked to terrorist activities, and those restrictions cover Iran. States including Connecticut, Maine, New Jersey, Oregon and

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 27, 2007

Florida have adopted legislation requiring reporting of interests in, or divestment from companies that do business with Sudan, and similar legislation has been proposed by several other states. Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Our Response: Please see our response to the foregoing comments for our quantitative assessment of the materiality of the Company’s business activities in Iran, Sudan and Syria.

We also considered qualitative factors in our assessment of materiality and, for the reasons set forth below, do not believe that these factors present a material investment risk to our security holders:

  we are not aware of any inquiries or indications of divestment activity from the states and universities referenced in your letter or from any other investors;

  the states and/or universities referenced in your letter directly hold less than 0.37% of the Company’s outstanding shares in the aggregate (we are unable to ascertain the amount of shares, if any, they may hold indirectly through a nominee); and

  we believe that the nature of our sales to customers in these countries (primarily focused on safety and productivity), coupled with our compliance policies and procedures, do not present a material reputational risk for the Company.

             Due to the immateriality of the Company’s business activities in Iran, Sudan and Syria, on a quantitative or qualitative basis (to the Company’s results of operations or financial condition or as an investment risk to our security holders), we do not believe that any disclosure regarding these activities was required in our Form 10-K for the year ended December 31, 2006.

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             Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 27, 2007

respect to the filing and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Please do not hesitate to call me at 973-455-5208 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

/s/ Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel